Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Three Months
	Ended March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Income before income taxes	$532.7	$647.5	$2,433.2	$2,058.9	$2,450.8	$1,859.7	$981.4

Fixed Charges:
Interest and amortization on indebtedness	19.1	21.0	79.7	83.9	84.7	97.0	75.1
Portion of rents representative of the interest factor	6.3	5.4	22.9	17.5	8.9	7.5	5.6

Total Fixed Charges	25.4	26.4	102.6	101.4	93.6	104.5	80.7

Interest capitalized, net of amortized interest	(.1)	(.4)	(1.6)	(.7)	(3.6)	(1.2)	(.1)

Total income available for fixed charges	$558.0	$673.5	$2,534.2	$2,159.6	$2,540.8	$1,963.0	$1,062.0

Ratio of earnings to fixed charges	22.0	25.5	24.7	21.3	27.1	18.8	13.2